Exhibit 99.1

Mereo BioPharma Group plc

(“Mereo” or the “Company” or the “Group”)

Result of Annual General Meeting

London and Redwood City, Calif., June 29, 2020 - Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, announces that all resolutions proposed at the Annual General Meeting (“AGM”), held earlier today, were duly passed. The Board is pleased that all the resolutions received strong support from shareholders. Full details of the resolutions can be viewed in the Notice of Meeting on the Company’s website at www.mereobiopharma.com.

The results of the proxy voting in advance of the AGM are shown below. On the record date there were 213,652,487 ordinary shares of £0.003 each in issue, each carrying one vote per share.

Resolution	Votes For	Votes at Chairman’s Discretion	Votes Against	Votes Witheld	Total Votes Cast	Result
1	117,742,951	1,059,246	208,112	35,285	119,045,594	Passed
2	117,336,104	1,059,246	575,734	74,510	119,045,594	Passed
3	117,143,339	1,059,246	702,009	141,000	119,045,594	Passed

Richard Jones, the Company’s Chief Financial Officer, did not not stand for re-election as a Director of the Company at the AGM and has stepped down from the Board following the AGM. Further to the Company’s announcement on March 27, 2020 Mr Jones will remain in his position as CFO for a transitionary period until he leaves on July 31, 2020.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for patients with oncology and rare diseases. Mereo’s strategy is to selectively acquire product candidates for oncology and rare diseases that have already received significant investment from pharmaceutical and large biotechnology companies and that have substantial preclinical, clinical and manufacturing data packages. Mereo’s lead oncology product candidate, etigilimab, an anti-TIGIT, has completed a Phase 1a and Phase 1b for a range of solid tumor types and the second product candidate, navicixizumab, for ovarian cancer has been licensed to Oncologie Inc. for up to $300M in milestone payments. Mereo’s lead rare disease product candidate, setrusumab, has completed a Phase 2b dose-ranging study in adults with osteogenesis imperfecta (“OI”) and a pivotal Phase 3 study design in paediatrics has been agreed with the FDA and EMA. Mereo’s second lead product candidate, alvelestat, is being investigated in a Phase 2 proof-of-concept clinical trial in patients with alpha-1 antitrypsin deficiency (“AATD”). Mereo plans to form a strategic partnership for setrusumab prior to initiation of the paediatric pivotal study.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer

Cantor Fitzgerald Europe (Nominated Adviser and Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Steve Klass

FTI Consulting (UK Public Relations Adviser to Mereo)	+44 (0)20 3727 1000
Simon Conway
Ciara Martin

Investors	investors@mereobiopharma.com